STILLWATER MINING COMPANY

2007 Annual Report

Palladium Platinum Rhodium



CORPORATE PROFILE

Stillwater Mining Company (NYSE:SWC) produces palladium and platinum; rare and precious metals used in jewelry, electronic and dental applications, and essentials in automotive catalysts to convert otherwise harmful air pollutants into harmless emissions. The Company is the only producer of palladium and platinum in the United States. Mining operations are in south central Montana where the Company operates two underground mines along the J-M Reef, the world's richest known deposit of platinum group metals (PGMs). The Company also operates a nearby smelting and refining complex where it concurrently processes concentrates from mined ore and recycles spent catalytic material containing PGMs.

CONTENTS

Private Securities Litigation Reform Act of 1995

Some statements contained in this annual report contain forward-looking information, which involves expressions of management's current expectations. All forward-looking information is subject to various risks and uncertainties that may be beyond the Company's control and may cause results to differ materially from management's current expectations. Information concerning factors that could cause actual results to differ materially from management's current expectations are set forth in the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K included herein and may be discussed in subsequent filings with the Securities and Exchange Commission. Descriptions of palladium and platinum markets are not intended to be complete and readers are advised to obtain their own information on these markets. The Company disclaims any obligation to update forward-looking statements.

FINANCIAL HIGHLIGHTS

December 31,	2007	2006	2005
FINANCIAL			
Total revenues (millions)	**$ 619.2**	$ 613.1	$ 507.5
Operating income (loss) (millions)	**$ (14.9)**	$ 7.9	$ (7.4)
Net income (loss) (millions)	**$ (14.3)**	$ 7.9	$ (13.9)
Net income (loss) per share			
Basic earnings (loss) per share	**$ (0.15)**	$ 0.09	$ (0.15)
Diluted earnings (loss) per share	**$ (0.15)**	$ 0.09	$ (0.15)
Operating cash flow (millions)	**$ 56.4**	$ 97.0	$ 141.1
Stockholders' equity (millions)	**$ 517.4**	$ 512.6	$ 493.5
Weighted average common shares outstanding (millions)			
Basic	**92.0**	91.3	90.7
Diluted	**92.0**	91.6	90.7
Outstanding common shares (millions)	**92.4**	91.5	91.0
PALLADIUM & PLATINUM MINE PRODUCTION (ounces)			
Stillwater Mine	**359,000**	409,000	381,000
East Boulder Mine	**178,000**	192,000	173,000
Total	**537,000**	601,000	554,000
Palladium	**413,000**	463,000	428,000
Platinum	**124,000**	138,000	126,000
Total	**537,000**	601,000	554,000
OPERATIONS			
Total ore tons milled	**1,169,000**	1,289,000	1,206,000
Total tons milled (includes sub-grade)	**1,244,000**	1,351,000	1,286,000
Combined mill head grade (ounce per ton)	**0.48**	0.49	0.48
Mill recovery	**91%**	91%	91%
CONSOLIDATED PRODUCTION COSTS (per ounce)			
Total cash costs	**$ 328**	$ 295	$ 324
Depreciation & amortization	**$ 156**	$ 137	$ 148
Total production costs	**$ 485**	$ 432	$ 472
METALS PRICES			
Mine Production			
Average realized price per palladium ounce	**$ 384**	$ 370	$ 356
Average realized price per platinum ounce	**$ 953**	$ 868	$ 821
Combined average realized price per ounce	**$ 509**	$ 484	$ 467
Other PGM Activities			
Average realized price per palladium ounce	**$ 352**	$ 306	$ 199
Average realized price per platinum ounce	**$ 1,247**	$ 1,122	$ 876
Average realized price per rhodium ounce	**$ 5,732**	$ 4,111	$ 1,861
Market			
Average market price per palladium ounce	**$ 355**	$ 320	$ 201
Average market price per platinum ounce	**$ 1,303**	$ 1,143	$ 897
Combined average market price per ounce	**$ 564**	$ 508	$ 366

To our Shareholders:

Stillwater Mining Company experienced a difficult year in 2007, reporting a loss of $14.3 million, compared to a profit of $7.9 million for 2006 and a loss of $13.9 million for 2005. The 2007 loss was a consequence of challenging mine performance.

Mine production was 537,500 ounces in 2007, well below our initial guidance for the year of 615,000 to 645,000 ounces, 10.5% below the 600,600 ounces produced in 2006, and 3% below the 553,500 ounces produced in 2005. Total consolidated cash cost per ounce of production was $328, well above our $295 to $315 annual guidance, and up from $295 in 2006 and $324 in 2005.

All in all, these 2007 operating results were particularly disappointing to us in the face of impressive PGM prices. On the other hand, while we had operational disappointments in 2007, it is PGM production shortfalls – resulting from a fundamental shortage of skilled miners here and a shortage of skilled mining professionals in South Africa – that, in the face of increasing demand, has driven PGM prices higher.

OPERATIONS AND PGM PRICE SURGE

2007 Operational Change and Upset:

An operating decision to move away from a seven-day on, seven-day off – 35-hour work week schedule at the Company's Stillwater Mine, a schedule long used by the Company to attract and retain miners from outside Montana, created upset workforce conditions beyond those expected by management. The seven-day schedule was replaced with a more conventional 43-hour work week and a shift from four mining crews to three. It was also coupled with a sharp reduction in our use of outside contract mining companies. The upset conditions precipitated by these changes contributed to the lower than planned 2007 mine production.

Regarding the decision to change the schedule – robust commodity prices and a resurgent mining industry since late 2003 have made it increasingly difficult, even with the seven-day schedule, to attract and retain employees from outside Montana. As the mining industry has strengthened, many of our out-of-state employees have left us to take job opportunities closer to home. Therefore, as competition for miners grew, the Company had increasingly used contract mining companies to supplement the shortage of skilled miners, a practice that had proven divisive amongst our workforce and has grown prohibitively expensive as the mining industry competes for this scarce resource. Further, ever increasing medical and other employee-related benefit costs have made a 35-hour work week simply unaffordable from a long-term business perspective.

Responding to these dynamics, management concluded that attracting and retaining miners from out of state was no longer a viable strategy. Thus, as a first step, in 2005 we moved more aggressively to recruit and train local Montana residents as miners. We reduced our minimum hiring age from 21 to 19. We redesigned and greatly expanded a six-month new-miner training program founded upon our highly successful "G.E.T. Safe" (Guide, Educate and Train) management process. We upgraded the follow-on 18-month long tracking period during which new miners are paired with more experienced miners until they have fully developed mining skills.

The program to date has proven very effective in recruiting new miners. While the work is physically challenging, these jobs offer exceptional pay and benefits and we have many applicants to select from. An added advantage of developing our own miners is the opportunity to train in accordance with our own safety standards – standards which have proven very effective in recent years. Attesting to their effectiveness, by year end 2007 our reportable accident incident rate was well below the national average for underground metal/nonmetal mines, down 73% from that of 2001, and down 6.5% in 2007 alone. At this point, over 50% of our mining employees are graduates of this or earlier in-house training programs.

Nevertheless, and more or less as expected, the schedule change at the Stillwater Mine resulted in much higher than normal attrition among our experienced miners there. The loss of Company miners and the decision to minimize the use of contract miners was partially offset by the new 43-hour work week. But the loss of experienced miners can only be remedied over time as our cadre of newer, less experienced miners gains more experience and as we add additional miners to rebuild our workforce staffing.

Second was the loss of experienced mechanics who keep our mining equipment running. While some loss of mechanics was anticipated and planned for, the impact

was greater than expected. As a result the Stillwater Mine became "muck bound" – meaning broken ore was not being moved timely and so prevented us from working the mining faces. This situation took the better part of May, June and July to correct, during which time the mine lost production and faced additional attrition in its miner work force.

Lastly, the labor agreement which covers union workers at the Stillwater Mine and the Columbus Metallurgical Complex expired June 30th and a new four-year labor agreement was ratified, but only after a seven-day work stoppage. Obviously, this work stoppage, along with the inevitable distraction created by contract negotiations, also contributed to the lower mine output in 2007.

The schedule change at the Stillwater Mine required an adjustment for many of our people. While changing the schedule was critical to maintaining the longer-term competitiveness of the mine, we acknowledge the change was difficult for many, that it sharply affected production and in many ways didn't go as planned. But given the changing dynamics of the mining industry, the limited availability of experienced miners, and increasing costs, it was an unavoidable move to assure production and jobs for the future.

So, where are we today? The new schedule at the Stillwater Mine is in effect, our leaner workforce is gaining in experience, our training classes are full, we are augmenting our mechanic workforce and we have a newly ratified four-year union agreement in place. The new longer work schedule and labor agreement have provided our Stillwater employees with a significant increase in wages. And very importantly, in the face of the difficulties experienced in 2007, we are still doing the right things to ensure that safety in the workplace is a primary focus in our new miner training and management direction. Additionally, we continue to focus on maintaining and improving the developed state of the mines, establishing the foundation for future success as the skills of our developing, more locally-based workforce mature.

2008 Operational Outlook:

For 2008, the Company is targeting total mine PGM production between 550,000 and 565,000 ounces, up from 537,500 in 2007, which assumes some growth in the mining workforce and gradually increasing mining productivity as the existing workforce gains experience. Total consolidated cash costs are expected to average between $355 and $375 per ounce, higher than the $328 per ounce experienced in 2007 and $295 per ounce in 2006, reflecting both real increases in labor and materials costs and the challenges of changing mining methods. Capital expenditures are projected at about $110 million in 2008, including about $22 million for a second furnace at the Company's smelter in Columbus, Montana; absent the smelter, this is about the same level of capital spending as in 2007.



Frank McAllister
Chairman and CEO

Clearly, the Company's ability to meet these targets is subject to some uncertainties, including anticipated improvement in mining productivity, reasonable employee attrition rates and a successful conclusion to labor negotiations at the East Boulder Mine during 2008.

PGM Price Surge:

Apart from the Stillwater Mine operational disappointments, PGM prices strengthened during 2007 and have surged upward further in early 2008.

Palladium opened the year 2007 at a market price of $334 per ounce and by year end was up a modest 9% at $364 per ounce. Far more dramatic, platinum opened the year at a price of $1,135 per ounce and by year end was at a record high, up 35% at $1,530 per ounce. Rhodium averaged $5,392 per ounce in December 2006 and by the end of 2007 was also at a record high, up 26% to average $6,815 per ounce in December 2007.

Then by early March 2008 PGM prices had surged from their year-end 2007 levels, peaking, at least for the time being, on March 4th with palladium up a further 60% at $582 per ounce, platinum up a further 49% at $2,273 per ounce, and rhodium on March 6 up a further 38% at $9,425 per ounce. This early 2008 surge began with intensity on January 25th when it was announced

PALLADIUM MARKET PRICES



$600
$400
$200
$-
1/2/03
1/2/04
1/2/05
1/2/06
1/2/07
1/2/08

PLATINUM MARKET PRICES



$2,500
$2,000
$1,500
$1,000
$500
1/2/03
1/2/04
1/2/05
1/2/06
1/2/07
1/2/08

RHODIUM MARKET PRICES



$10,000
$8,000
$6,000
$4,000
$2,000
$-
1/2/03
1/2/04
1/2/05
1/2/06
1/2/07
1/2/08

that electricity supplies to South African mines would be curtailed to 90% of previous deliveries for a protracted period of time. Subsequently on March 5th the surge abated some on news that electricity supplies would be increased to 95% of previous deliveries.

And, as of the March 12, 2008 date of this report, prices had eased a bit lower with palladium at $508 per ounce, platinum at $2,068 per ounce and rhodium at $9,325 per ounce. Nevertheless, while below their earlier peak, these are very robust prices compared to those realized in 2007.

This upward price movement, if sustained, has the potential to dramatically improve the Company's revenue and financial results going forward. During 2007 the Company's palladium sales had continued to benefit from contract floor prices. Thus, for palladium, price improvement was not reflected in the Company's revenue until the price of palladium moved above the floor prices. On the other hand, our platinum hedge book of forward sales commitments for 2007 limited our average realization on platinum sales to about $953 per ounce, costing us about $31.7 million in lost revenue during 2007. But, the Company's price realization dynamics going forward have changed considerably.

To begin with, the runoff of our platinum hedge book during the first half of 2008 puts us in a position to realize prices on our platinum sales much closer to actual market. Were the recent PGM price levels to persist throughout 2008, our platinum revenues from mined ounces sold would exceed our corresponding palladium revenue from mined ounces, even in the face of our 2007 ratio of about 3.53 ounces of palladium for each ounce of platinum sold. More specifically as to each PGM metal, the following detail illustrates the impact such prices might have on the Company for 2008.

- Palladium – For 2008 the palladium floor prices in our auto contracts will average $360 per ounce, and with current market prices well above that level, the Company expects to receive almost the full benefit of all changes in market prices above that level.
- Platinum – Given the reduction in our platinum hedge book from almost 100,000 hedged ounces for 2007 to only 15,000 hedged ounces for 2008, and if the recent platinum price were to persist through the remainder of 2008, the increase in platinum revenue for 2008 as compared to 2007 could be substantial.

Why did we enter into these platinum hedges? In 2004 the Company embarked upon a major mine transformation initiative, aggressively increasing capital spending to restore and strengthen the developed state of our mines. Concurrently, as platinum prices moved above $800 per ounce, the Company locked in these prices by entering into forward sales contracts for platinum in order to assure adequate cash flow would be available in future years to support this capital program. However, as the platinum price surged steadily higher, in particular in 2006 and 2007, the Company ended its forward hedging of platinum, having achieved its principal capital spending objectives and, more importantly, recognizing that a fundamental change in the platinum market had occurred and prices were likely to remain at higher levels for some time.

While we ended the forward sales program at that time, significant forward sales contracts remained in place for 2006 and 2007 and a limited 15,000 ounces for the first half of 2008. Most of these contracts required us to deliver platinum at prices in the range of $900 to $1,000 per ounce. With these forward sales contracts now rolling off, for 2008 the Company will realize market prices on all of its platinum sales except on the forward-priced 15,000 ounces, and on 14% of our mine production that is subject to a ceiling price of $850 per ounce under one of our auto contracts. During 2007 the Company's average realized price for

platinum was $953 per ounce. So, if the current platinum price of about $2,068 per ounce were to hold, and with the diminished hedge book, the Company's average realized price for platinum in 2008 would be about $1,774 per ounce.

- Rhodium – The Company produces roughly 3,700 ounces of mined rhodium annually. At the current $9,325 per ounce price, by-product revenue from the mined rhodium ounces could exceed $35 million, an increase of about $11 million over 2007.

Summing up the Company's changed price realization dynamics in terms of sensitivity to up or down price movement for 2008 mine production;

- Palladium – a $25 per ounce price move, above our floor price average of $360 per ounce, would affect total revenues by about $10.6 million,
- Platinum – a $100 per ounce price move would affect total revenues by approximately $9.5 million, and
- Rhodium – a $1,000 per ounce price move would affect revenue and by-product credits by a total of about $4.0 million.

A word of caution, however: the price impacts discussed here are based upon current prices, prices which are very volatile and can fluctuate widely, down as well as up. The discussion is intended to provide an understanding of the changing price dynamics the Company could experience in 2008 and forward, based upon its 2008 mine production guidance and is not intended as a forecast of our future profitability.

UNDERSTANDING THE CHANGING PGM SUPPLY AND DEMAND PICTURE

Important shifts in the market place for PGMs have emerged that are essential for our shareholders to understand. Shifts that are on top of still stricter emissions rules world wide, like those that will take effect next year for light-duty vehicles in Europe and Japan. The shifts include further developments with respect to PGMs in diesel catalytic converters and increasing demand for diesel engines in passenger cars. They also include PGM production shortfalls from South Africa, the world's primary source for PGMs. And they include an evolving market consensus projecting the forthcoming depletion of the Russian government's palladium inventories, which have been a major supplemental source of palladium for the last 15 years.

Perhaps the most visible manifestation of these shifts is the persistent increase in the use of platinum for essential applications, as with diesel catalytic converters, which with an increasing price, drives decreased use of platinum for discretionary applications, as with jewelry. The point being, there is little elasticity in demand for essential applications so, with a scarce commodity, an ever increasing price becomes the allocating mechanism. And because of their symbiotic relationship with platinum's essential uses, palladium and rhodium have become enmeshed in this scarcity phenomenon.

Diesel – Platinum Technology:

The largest market demand for PGMs is for use in catalytic converters. According to the conventional wisdom, catalytic converter technology largely shifted from platinum to palladium during the decade of the 1990s. Contradicting that conventional wisdom, however, demand for platinum in catalytic converters has grown 135% since 2000, or a compounded 13% per year, and now equals the use of palladium, each consuming ~50% of new mine production or about 3.4 million ounces in 2007, net of recoveries from recycling. These consumption figures are a bit surprising until one looks behind them.

Catalytic converter technology, while palladium based for gasoline engine emissions, remains mostly platinum based for diesel engine emissions. We have previously described the increasing demand for diesel engine cars in Europe, demand which has grown today to over 50% of the new cars built in Europe. Indicative of this fact, during 2007 over 67% of new BMW car sales in Europe and the United Kingdom are reported to have been equipped with diesel engines.

Driving the move to diesel had been superior fuel economy. However, diesel engines for automotive use now are clean, quiet, and have equal or more torque than an equivalent gasoline engine. One might conclude the diesel engine has become the preferred car technology in Europe, since a decision to buy a BMW normally is driven more by superior road performance than by fuel economy.

Diesel engine emission technology requires approximately two times as much PGM metal as gasoline emission technology, given the requirement to treat (oxidize) diesel particulate matter (DPM) – the familiar black soot emitted by diesel engines. With the increasing demand for diesel engine cars has come the steadily

increasing amount of platinum required by Europe for catalytic converters. According to Johnson Matthey, Europe required 2.1 million ounces of platinum for catalytic converters in 2007, up a whopping 200%, or a compounded 18% per year, from the 680,000 ounces required in 2000. During this same time period, the total number of automobiles built in Europe remained relatively stable (flat) at roughly 16 million cars per year while the percentage of diesel engine cars built per year grew from roughly 32% to 52% of the total market and tight diesel emission control requirements, both voluntary and legislative, emerged compounding the amount of platinum consumed. A robust picture for sure.

We have reported also on the requirement for catalytic converters in on-road and off-road truck engines in the United States beginning with model year 2007. In fact, the emission control requirements apply to all diesel engines, whether in trucks or cars. At the January 2008 Detroit Car Show, BMW announced its new 50-state-legal diesel power train, which will hit U.S. dealer showrooms in the fall of 2008 in its 3 Series sedan and X5 sport-utility. With other car makers following suit, diesel is now becoming available in the U.S. for passenger cars.

Diesel – Palladium Inroads:

While the technology for diesel engine emissions is expected to remain primarily platinum based, palladium has made inroads based upon price economics and upon an effort by the auto industry to balance use between the two metals to avoid creating demand driven price spikes in either metal – a lesson from 2000 and 2001 when palladium spiked to $1,090 per ounce.



Focus continues on selective mining.

Thus, the use of palladium in diesel catalytic converters is now a reality, with converters utilizing 25% palladium now common, and converters with 30% to 40% palladium being developed and built. Because PGM loadings overall tend to be higher in diesel catalytic converters than in corresponding gasoline catalytic converters, at these higher levels there is no net loss of palladium use in diesel catalytic converters as compared to its use in gasoline catalytic converters. And with cost considerations driving the research agenda, the level of palladium utilization in diesel catalytic converters is likely to increase even further in the future.

South African PGM Production:

South Africa provides the overwhelming majority of the world's PGM production, with roughly 75% of world platinum supply, 40% of palladium supply and 85% of rhodium coming from its mines. The remainder comes primarily from Russia, Canada and Montana.

With South African production now falling short of expectations, and continuing growth in PGM demand, the PGM metal markets have moved in response. Production related issues have ranged from delays in mine expansions, to processing setbacks, to geological problems, to the impact of workforce skills shortages, to safety.

In particular, interruptions to South African electricity supplies triggered recent major operating disruptions. On January 25, 2008, South Africa's government-owned Eskom electricity generating utility failed to deliver sufficient electricity for operating purposes. Many mines temporarily suspended operations, unable to ensure that they would have power available to get workers in and out of the mines. Recognizing that the country's electrical grid is critically short of reserve power, the situation there is now being described as a long-term problem, one that may take several years to fully correct. At this time it still is not clear what the continuing impact will be on South African mine production, but, until resolved, it will cause a degree of uncertainty for PGM operators, users and markets alike, creating market instability.

Russian Government Palladium Inventory Sales:

Palladium has had a robust and somewhat volatile market over the last 15 years, despite absorbing 25 to 30 million ounces from Russian "Soviet Era Production"

PLATINUM AND DIESEL ENGINE EMISSION TECHNOLOGY



With the increasing demand for diesel engine cars has come the steadily increasing amount of platinum required by Europe for catalytic converters. According to Johnson Matthey, Europe required 2.1 million ounces of platinum for catalytic converters in 2007, up a whopping 200%, or a compounded 18% per year, from the 680,000 ounces required in 2000.

At the January 2008 Detroit Car Show, BMW announced its new 50-state-legal diesel power train, which will hit U.S. dealer showrooms in the fall of 2008 in its 3 Series sedan and X5 sport-utility. With other car makers following suit, diesel is now becoming available in the U.S. for passenger cars.

The balance between palladium and platinum usage in diesel is changing, with advances in fuel technology now meaning that palladium can substitute for platinum (up to about 25% of total) in catalysts for diesel-powered engines, and the recent relative price performance for the two metals is virtually guaranteed to ensure that this work will continue. Furthermore the massive increases in gasoline prices has, as well as resulting in consumers looking in part, for smaller vehicles than hitherto when changing their cars, meant that diesel is now taking more of a foothold in North America."

Rhona O'Connell
Managing Director GFMS Analytics Ltd

CATALYTIC CONVERTER TECHNOLOGY



inventories – in addition to roughly 90 million ounces of active mine production. Thus, although roughly equal amounts of palladium and platinum are produced worldwide each year, in total far more palladium than platinum has been consumed during this 15-year period. The Russian government has never disclosed the size of its palladium holdings, apparently regarding the information as a state secret; this secrecy complicates analysis of the palladium market.

The Russian palladium inventory played a critical role in palladium's market development. Its availability beginning in the early 1990s coincidentally allowed the automotive industry to meet the increasingly stringent worldwide government-mandated auto emission standards of the 1990s, thus securing a critical market position for palladium in catalytic converter technology.

Prior to accounting for the mobilization of Russian inventory stocks, the palladium market was almost certainly not in surplus but in deficit for 2007, based on the calculation of fabrication demand versus supply from mine production and autocatalyst recycling. Nevertheless, sales from Russian government sources comfortably exceeded the deficit, with the balance being absorbed by investors whose palladium holdings increased again in 2007.

Continued Russian government stock sales largely explain why palladium prices advanced relatively modestly compared to prices of other precious metals last year. However, recent market reports suggest this situation might be changing as sales from Russian inventories are believed to have declined sharply in 2007. While the numbers are estimates and various pundits disagree over the exact amounts exported, the 2007 decline in Russian palladium sales is generally considered to be well in excess of 500,000 ounces. Based on this observation, some analysts who track the Russian government's palladium inventory sales are now suggesting the government inventory may be close to depletion. If correct, this would leave the market with a reported 6 to 8 million ounces of visible inventory in investor hands.

KEY STRATEGIC INITIATIVES

Stillwater continues to pursue three key strategic initiatives designed to sustain and grow the Company.

MSHA REPORTABLE ACCIDENT FREQUENCY RATE

Twelve Month Rolling Average



14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Jan 2001
Apr
Jul
Oct
Jan 2002
Jan 2003
Jan 2004
Jan 2005
Jan 2006
Jan 2007
Jan 2008

Commitment to our GetSafe management system continues to ensure the safety of our workforce.

Progress was made against each during 2007, although the upset operating conditions experienced during 2007 slowed and stretched out the period required to complete the Mine Transformation Initiative.

Mine Transformation Initiative:

Three years ago we embarked upon long-term operational change initiatives designed to increase substantially our production levels and reduce operating costs in our mines. The change initiative has several objectives. Progress against objectives was mixed in 2007 given the operational upset previously reported and some of the initiatives were modified during the year.

- Safety performance, as measured by our reportable accident incident rate, improved by 6.5% in 2007. And by year end 2007 our accident incident rate was down 73% from that reported in 2001. These improvements are driven by our formal G.E.T. Safe management process, which analyzes each mining task in an effort to identify and institutionalize safe mining practices. Additionally, this process is being leveraged to include continual improvement initiatives in our operations and maintenance areas.
- Proven ore reserves are to be extended to equal about 40 months of production at the design capacity. As of year end 2007 proven reserves stood at approximately 4.8 million tons, which at design capacities of 2,750 tons per day at the Stillwater Mine and 2,000 tons per day at the East Boulder Mine represents about 33 months of capacity. The long-term proven ore reserve target is 5.8 million tons which would represent 40

months of production at design capacity. Note that at our current production levels, which remain short of design capacity, our proven reserve base already represents nearly 45 months of production capacity.

- Transitioning our mines from largely bulk mechanical mining methods to more selective methods is currently underway. This transition requires both changes in the way we develop the mines and added training in the new techniques for operating personnel. The change to selective mining methods has required significant retraining and the redeployment of our miner workforce. Increasing the percentage of mining in mechanized ramp-and-fill and captive cut-and-fill stopes is more manpower intensive than the previous bulk mining methods and progress has been somewhat restricted by the availability of skilled miners. The Company has a comprehensive program to train a new generation of Montana underground miners for the future, which has required dedicating substantial resources to recruiting and training for a period of several years. These mining positions are high paying, and to date the Company has had no difficulty attracting candidates from local Montana communities and training them in state-of-the-art mining and safety practices. However, the full benefit of the program will take several years to achieve.

  Selective mining is focused on two key outcomes: (1) reduction in total tons excavated per ounce of PGMs realized, and (2) increased conversion of mineral resources into proven reserves. The geological parameters, which ultimately dictate the most appropriate mining methods in each reserve block, coupled with the need to balance miner skill sets as discussed above, drive the percentage of production that will ultimately be transitioned to selective mining methods.

- Mine production will be increased over time to design capacity, thereby increasing total PGM production and reducing unit cash costs. Production at design capacity would represent an increase of about 48% over average 2007 production levels. At design capacity, PGM production likely would be in excess of 800,000 ounces per year.

  Initially we had expected to realize these higher rates of production within two or three years and, while that remains a possibility, in all likelihood it will now take longer, given the current shortage of skilled miners. In view of the complexities of changing mining methods and new-miner training, management has concluded to de-emphasize any significant expansion in production rates for a time until these other initiatives are more firmly in place.

  Future inflationary growth in the cost per unit of production will to some extent be offset by future higher rates of production due to greater economies of scale. The change in work schedule during 2007, while affording our miners an increased number of work hours with correspondingly higher take-home pay, has allowed us to reduce our reliance on third-party contractors and to spread over more work hours the steeply rising cost of health care and workers' compensation for our workforce.



Miner training program draws new generation of Montana miners.

Palladium Jewelry Marketing Initiative:

Palladium's dramatic emergence as a primary jewelry metal in early 2004 remains a remarkable new market development. In four short years the jewelry industry and its customers have embraced palladium's white, bright appearance and lighter density, or as we are fond of saying – "white, bright and light" – first fashioning affordable bridal lines, and now using the versatility afforded by its lightness for larger fashion jewelry pieces.

The Company channels its efforts to develop and broaden markets for palladium in jewelry through the Palladium Alliance International, a trade organization established by Stillwater for that purpose in early 2006.

PALLADIUM JEWELRY



Extension of market development program for platinum group metals in jewelry with significant development proposed for palladium jewelry

Following a comprehensive study involving independent consultants and the Palladium Alliance International, under the auspices of the International Platinum Group Metals Association, a decision has been taken to plan and implement a market development program for palladium jewelry. The initiative will initially focus on China and the United States of America. Norilsk Nickel, the largest producer of palladium, will lead, supported by the major palladium producers in South Africa (Anglo Platinum, Impala Platinum, and Lonmin) and the United States of America (Stillwater Mining Company).

John Stark,
Chairman Palladium Alliance International
March 7, 2008

PALLADIUM JEWELRY

"The frenetic activity in the platinum market with prices continuing to register new records means that, despite the fact that palladium is being pulled along in platinum's wake; the price differential between the two has now exceeded $1,500. Put another way, platinum is now almost 4.5 times as expensive as palladium and the word "substitution" is on many lips. The obvious areas for substitution are the jewellery sector, and emission control catalysts."

The jewellery sector is more rapidly responsive to price exchanges although as noted above this tends to be more a function of outright prices rather than relative performance. Absolute high prices across the precious metals spectrum are likely to impinge on jewellery demand in all metals this year, and the platinum price romping towards $2,000 is likely to have a substantial effect on platinum jewellery demand. Palladium is likely to take an increased market share at platinum's expense, but the market itself is likely to be smaller as a result of consumer resistance. The one area that is likely to remain resilient is the market for wedding bands, especially in Asia.

Rhona O'Connell
Managing Director GFMS Analytics Ltd



Principal goals include establishing palladium's jewelry market presence as a specific elegant brand of precious metal, distinct from platinum and white gold, and instituting a system of standards for use of the palladium brand that will emphasize palladium's rarity and value. The Alliance sponsors technical articles in jewelry trade publications illustrating methods of fabricating palladium jewelry, provides a website with information on palladium suppliers and retailers (www.luxurypalladium.com), organizes presentations at industry trade shows and supports targeted image advertising in critical jewelry markets. These efforts have been well received and have generated considerable interest within the jewelry industry.

The most advanced markets for palladium jewelry have developed in China, the United States and Europe. Usage of palladium in jewelry in 2007, while difficult to determine exactly, is estimated at about 1.2 million ounces, which constitutes about 14% of newly mined palladium. So despite its recent 2004 emergence, palladium jewelry is now playing a critical role in balancing palladium supply and demand.

Capping off Stillwater's confidence in the palladium jewelry market – and the most significant development since 2004 – is the following announcement of a PGM industry initiative, released March 6, 2008:

Extension of market development programme for platinum group metals in jewellery with significant development proposed for palladium jewellery

Following a comprehensive study involving independent consultants and the Palladium Alliance International, under the auspices of the International Platinum Group Metals Association, a decision has been taken to plan and implement a market development programme for palladium jewellery. The initiative will initially focus on China and the United States of America. Norilsk Nickel, the largest producer of palladium, will lead, supported by the major palladium producers in South Africa (Anglo Platinum, Impala Platinum, and Lonmin) and the United States of America (Stillwater Mining Company).

The objective is to establish successfully a clear and specific brand position for palladium in jewellery which, in partnership with the jewellery designers, manufacturers and retailers, will achieve a sustainable market with growth opportunities for palladium metal offtake. This follows on from the platinum jewellery development programme supported by the South African platinum producers since 1975. The platinum programme is led by Anglo Platinum and it will continue. Norilsk Nickel and Stillwater Mining Company will be supporting the platinum programme.

Both platinum and palladium jewellery market development, will in future be funded by the same group, but will be managed by separate organisations. A new individual brand identity will be developed for palladium jewellery.

The key Platinum Group Metal Producers believe this to be an important strategic development for the industry, both cementing the market position for platinum jewellery and significantly enhancing the value of palladium as a jewellery metal in its own right.

Enquiries to be directed to: MMC Norilsk Nickel – Anton Berlin Tel: +7 495 7870466

The Norilsk Nickel announcement, made on behalf of the PGM industry participants in the initiative, was followed by corresponding announcements from the Palladium Alliance International and Stillwater Mining Company.

Growth and Diversification Initiative:

While principally a palladium and platinum company, Stillwater has not limited its consideration of future growth opportunities to PGMs, given the scarcity of PGM resources. To date growth has been primarily organic in nature – within the confines of our operations.

Highest on our strategic agenda is mine development, transitioning to more selective mining methods and optimizing our traditional stoping where practical, and increasing PGM production from our existing Stillwater and East Boulder Mines.

Growth in the recycling of spent PGM catalytic material over the past several years has begun the process of diversifying our operations while complementing the Company's PGM mining base. Recycled volumes processed grew to 372,900 ounces in 2007 up 7.8% from 346,500 ounces in 2006. Recognizing the sustaining impact this has on both the Company's business and the environment, the Company plans to continue its efforts to expand this activity. Additional materials are being sourced in the market, and a second smelting furnace is being constructed to increase capacity and ensure reliability of operation.

The Company also produces gold, silver, nickel and copper as by-products from its existing operations. Each of these metals would be geologically and operationally compatible with the Company's existing capabilities and expertise. Because mines, by their very nature, have a finite life, either through exhaustion of their minerals or exhaustion of their economics, mining companies often

seek to reduce single mine risk by developing a portfolio of mines and reserve holdings. In view of the scarcity of economically attractive PGM projects, the Company considers other metals from time to time as an avenue toward diversifying its business.

The Company has undertaken a modest exploration program through collaboration with and investments in two junior exploration companies. In 2006, the Company invested $1.9 million to secure approximately an 11% interest in Pacific North West Capital Corp., a Canadian exploration company that centers its efforts on identifying and defining potential PGM reserve targets. The Company invested an additional $0.7 million in Pacific North West Capital Corp. during 2007, thereby maintaining a 10% interest and providing funding for exploration activities. In 2007, the Company invested $1.5 million in Benton Resources Corp., another Canadian exploration company, providing Stillwater with an opportunity for future participation in Benton's Goodchild Project as well as an equity interest in Benton itself.

In addition to these initiatives, the Company is actively seeking and working on ideas that will leverage PGM value creation. As reported in the past, the Company is proceeding deliberately in these initiatives and will continue to advise its shareholders, as appropriate.



Second smelter furnace construction underway.

PRICES, FINANCES AND OPERATIONS

2007 PGM Prices:

Market prices in 2007 improved across the board. Palladium market prices averaged $355 per ounce compared to $320 per ounce in 2006 and $201 per ounce in 2005. Platinum hit new all time highs and averaged $1,303 per ounce in 2007, up from $1,142 per ounce in 2006 and $897 per ounce in 2005. And rhodium did as well, averaging $6,076 per ounce in 2007, up from $4,444 per ounce in 2006 and $2,002 per ounce in 2005.

The Company's realized prices for mine production in 2007 also improved. Palladium, benefitting from auto contract floor prices, averaged $384 per ounce compared to $370 per ounce in 2006 and $356 per ounce in 2005. Platinum, constrained by forward sales contracts and auto contract price ceilings, averaged $953 per ounce, up from $868 per ounce in 2006 and $821 per ounce in 2005. Rhodium by-product realizations averaged $6,217 per ounce, up from $4,516 per ounce in 2006 and $2,155 per ounce in 2005.

Finances:

Stillwater Mining Company reported a net loss of $14.3 million for 2007, compared to net income of $7.9 million in 2006. As already noted, the 2007 results reflect lower production resulting from high attrition among our experienced miners and lower productivity at the Stillwater Mine precipitated by a change in work schedule early in the year and from a brief strike associated with contract negotiations at midyear. The impact of lower production was partially offset by both stronger prices for the Company's primary products, palladium and platinum, and by strong results from the recycling business.

At December 31, 2007, the Company's liquidity included $61.4 million in unrestricted cash, plus $27.6 million of highly liquid short-term investments. In total this was down about $34.9 million from the corresponding balances at December 31, 2006. However, it should be noted that during the same period, the Company increased its inventory and advances related to purchases of material for growth in the recycling business by $12.8 million – to $83.7 million at the end of 2007 from $70.9 million at the end of 2006. These inventories mostly represent material in process and are highly liquid, and the associated growth in recycling contributed significantly to the Company's 2007 financial bottom line. Further, the Company's underlying net cash and working

capital balance, driven by the higher PGM prices, was $195.8 million at year end 2007 as compared to $198.7 million at year end 2006, a decrease of $2.9 million.

The Company's debt balance at December 31, 2007, was $128.0 million, down from $130.7 at the end of the prior year. The Company also had $19.7 million outstanding in undrawn letters of credit at year end 2007, primarily in support of long-term reclamation obligations, and had $20.3 million of availability under its revolving credit lines at year end 2007.

Subsequent to year end 2007, on March 12, 2008, the Company issued $181.5 million of its 1.875% Convertible Senior Notes due 2028. The Company will use proceeds from the offering to repay indebtedness under its outstanding credit facility and for general corporate purposes, including environmental bonding requirements and working capital requirements in its recycling business driven by higher PGM prices.

The notes pay interest semiannually at a rate of 1.875% per annum, are convertible into approximately 7.7 million shares of Stillwater Mining Company common stock at a conversion price of approximately $23.51 per share, representing ownership dilution of 8.3% if converted, and may be put back to the Company in five years at par if not converted. Norilsk Nickel purchased $80 million principal amount of the notes.

Operations:

Progress against our 2007 operating objectives was mixed and can be summarized as follows:

- Our employees continued their steady improvement in advancing safety systems at our operations during 2007, reducing our average injury frequency rate to 3.47 reportable incidents per 200,000 hours worked, or 6.5% better than 2006 and 73% better than 2001 when our G.E.T. Safe process was introduced.
- Total mine production was 537,500 ounces in 2007, falling well short of our initial guidance of 615,000 to 645,000 ounces;
- Total consolidated cash cost averaged $328 per ounce, above our guidance of $295 to $315 per ounce;
- Proven ore reserve tonnage was maintained at 4.8 million tons, as new proven reserves added during 2007 fully replaced mined reserves. We adjusted our development targets during 2007 to match production performance. Thus, we completed 39,200 feet of primary development, which was 9% below guidance and 491,500 feet of diamond drilling, which was 18% below guidance.
- Capital expenditures equaled approximately $88 million, lower than our guidance of about $108 million after being adjusted to match production performance and to defer the second smelter furnace into 2008.
- PGM recycling activity expanded to 373,000 ounces, up 7.8%.

SAFETY, HEALTH AND ENVIRONMENT

Safety and Health:

The pursuit of safety excellence continues under the Company's "G.E.T. Safe (Guide, Educate and Train)" management system. Efforts are focused on accident prevention, seeking safer methods of mining and increased employee awareness and training. The Company has partnered with MSHA on several occasions for purposes of education, training, research, and technology sharing. Several breakthroughs have resulted from this partnership. Most noteworthy are the completion of a jointly created training seminar for MSHA inspectors and Stillwater supervisors, and cooperative study and research efforts for reducing employee exposures to noise and diesel particulate matter.

As I noted earlier, during 2007 continued focus on improving Company safety performance resulted in an overall Company incidence rate reduction for employees of 6.5% from 2006. This equates to a 73% reduction in incidence rates for Company employees since the inception of G.E.T. Safe in 2001.

During 2008, we will continue to strengthen this program through increased focus on leadership and employee involvement. A good example is the Stillwater Mine Accident Reduction Team (SMART) program which formally seeks employee input into our safety processes. All work sites are paralleling this effort, and we intend to expand this process to include continuous improvement initiatives in the operations and maintenance areas.

Environment:

Stillwater continued its pursuit of environmental excellence during 2007, guided by principles of best practices with an emphasis on innovation and environmental responsibility. The Company initiated testing and operation of a new water treatment technology for

the removal of ammonia from mine water and completed the permitting and construction of a challenging new ventilation breakout in the West Stillwater River Drainage. Both projects have greatly improved operational efficiencies while being designed and constructed with environmental protection and impact minimization in mind. Additionally, Company-wide waste minimization activities and new water management initiatives have significantly mitigated the potential for environmental degradation, while reducing operational expense and enhancing regulatory compliance. The successful completion and operation of such projects continues to demonstrate the environmentally responsible management for which Stillwater is well known.

SALES

During 2007, the Company sold 790,000 total ounces of PGMs from mine production and recycling activities, and an additional 44,000 ounces of palladium purchased in the open market for resale. Total revenues for 2007 were $619.2 million, including $277.5 million from mining, $326.4 million from recycling activities and $15.4 million from miscellaneous metal sales. Sales of mine production continued under long-term contracts with Ford and General Motors and while we continued to benefit from palladium floor prices in the contracts, we also were penalized to an extent by the platinum ceiling price in the contracts.



Recycling laboratory and receiving facility upgrade underway.

PGM RECYCLING BUSINESS

The Company's total volume of recycled PGMs processed, including both purchased ounces and tolled ounces processed for others, increased to 373,000 ounces in 2007, up 7.8% from 346,000 ounces processed in 2006.

Included in the totals above, PGM-containing materials bought and sold declined slightly in 2007 to 247,000 ounces compared to 249,000 ounces in 2006 although revenues increased to $326.4 million in 2007, up 21% from $269.9 million in 2006, as combined average realization on recycling sales (which include palladium, platinum and rhodium) increased to $1,326 per ounce in 2007, up from $1,078 per ounce in 2006.

PGM materials processed on a tolling basis increased to 112,000 ounces in 2007, up from 90,000 ounces in 2006.

PGM MARKETS

PGM Exchange Traded Funds – ETFs: During 2007 the creation and emergence of ETFs for investors in palladium and platinum added to demand for both metals. The funds are based in Europe and by year end 2007, are reported to hold 280,000 ounces of palladium and 194,000 ounces of platinum. These new funds, which arguably add to the price volatility of PGMs, are now established investment alternatives and are likely to become permanent fixtures in the PGM market place.

Palladium:

In 2007, based on estimates from Johnson Matthey, reported demand for palladium was 6.6 million ounces, up 2% from the 6.5 million ounces consumed in 2006. Net of recovery from recycled catalytic converters, auto manufacturers consumed approximately 50% of the 2007 total, or 3.4 million ounces for use in catalytic converters, up from 3.2 million ounces in 2006. The growth in recovery from spent catalytic converters during 2007 increased to 945,000 ounces, up 18% from 800,000 ounces in 2006. Based upon the Johnson Matthey analysis, worldwide palladium jewelry demand decreased to 745,000 ounces in 2007, compared with 995,000 ounces in 2006. Others analysts conclude, however, that jewelry demand, while lower than in 2006, may have been in the 1.2 million

PALLADIUM IN FUEL CELLS


7
PD

On the Horizon – Fuel Cells and Hydrogen Reformers

Platinum is typically used as the catalyst in proton exchange membrane (PEM) fuel cells; and palladium is typically used in the reformer to produce hydrogen fuel for the fuel cells.

Pictured here – A Montana fuel cell test initiative is being conducted on the campus of Montana State University – Billings, made possible through a consortium of public and private entities including the National Renewable Energy Laboratory, Montana State University, Plug Power Inc, Montana-Dakota Utilities and Stillwater Mining Company.

The test will quantify the degradation of critical components utilizing a fleet of liquefied petroleum gas (LPG) fueled reformer/fuel cell systems testing cold startup time, survivability in ambient temperatures, durability and degradation. The reformers for one half of the test fleet of reformer/fuel cell systems will use platinum and one half will use palladium to produce the hydrogen fuel for the research.

Palladium in fuel cells – While platinum has typically been used as the catalyst in PEM fuel cells, there is an interest in finding alternatives to produce lower cost catalysts with comparable or increased results to those of platinum. Chemists and chemical engineers from Argonne National Laboratory in Illinois, Brookhaven National Laboratory, Centre for Enterprise and Innovation in New York, University of Southampton and Ilika Technologies, Ltd. in Great Britain, have been experimenting with palladium alloy catalysts for use in fuel cells.

In fact – the University of Southampton and Ilika Technologies, Ltd. have conducted research on palladium alloy catalysts for fuel cell cathodes and invented metal alloy catalysts for this purpose. The invention, patented in 2007, involves a palladium alloy catalyst for the oxygen reduction reaction that takes place at the cathode side of a PEM fuel cell. Future research will center on using palladium for the anode side of the fuel cell catalyst as well. Based upon current research and patents issued to date, the future of palladium in fuel cell technology appears bright.

PALLADIUM SUPPLY BY REGION 1998-2007


South Africa
Russia
North America
Other
10 9 8 7 6 5 4 3 2 1 0
98 99 00 01 02 03 04 05 06 07

PALLADIUM DEMAND BY APPLICATION 1998-2007


Autocatalyst (net)
Electronics
Dental
Others
9 8 7 6 5 4 3 2 1 0
98 99 00 01 02 03 04 05 06 07

ounce range for 2007, considerably more than that reported by Johnson Matthey. This difference of opinion apparently reflects the difficulty of accurately determining Chinese net jewelry consumption. Electronics consumption was 1.10 million ounces, up approximately 4% from 1.06 million ounces in 2006. Palladium is used in the production of components for personal computers, cellular telephones, facsimile machines, flat-screen televisions and other devices. Dental alloy consumption was essentially flat in 2007 at 620,000 ounces. Demand for palladium in other applications, including chemical manufacturing and speculative investment, totaled 705,000 ounces, up approximately 27% from 555,000 ounces 2006. This increase is primarily due to additional investment demand and the creation of the ETF's during 2007.

Worldwide annual palladium mine production in 2007, excluding sales from the Russian government inventory, reportedly was 7.1 million ounces, compared to 7.2 million ounces in 2006, suggesting an increase in stocks.

The palladium market continued to see an exchange of bullion stocks last year, principally flowing from Russian government inventories into investors' hands. However, notwithstanding this fact and contrary to the numbers reported above, the palladium market was almost certainly not in surplus but in deficit last year, based upon the calculation of fabrication demand versus supply from mine production and autocatalyst recycling. This is of course prior to accounting for the mobilization of bullion stocks from Russia. Indeed, bullion sales from Russian government sources comfortably accommodated this supply deficit, with the surplus supply being absorbed by investors whose palladium holdings increased again in 2007. Continued Russian government stock sales largely explain why palladium prices have advanced relatively modestly compared to those of the other precious metals in the past several years. Nevertheless, recent market reports suggest this might be changing as sales from Russian inventories are believed to have declined sharply in 2007.

Growth in demand for palladium in the next several years will continue to be driven by its use in catalytic converters to meet tightening emission standards. In the United States the automobile industry is required to comply with National Low Emission Vehicle standards that progressively decrease permitted automotive emission levels, including those for diesel emissions. While the growing share of diesel engines in cars and trucks requires higher loadings of platinum, the use of palladium in diesel catalytic converters is increasing steadily. Europe, Japan and China have adopted more stringent standards for the future as well. With growing concern for cleaner air, it is expected that greater attention to automobile emissions will continue. The future effect of the growth in relative demand between palladium and platinum is difficult to predict, although their relative prices will tend to drive new technology, leveling the playing field to a degree.

And of course we expect a robust worldwide market for palladium jewelry will continue to develop although the specific future rate of growth is difficult to project.

Platinum:

According to Johnson Matthey's estimates in their interim report issued in November 2007, worldwide demand for platinum in 2007 was about 6.9 million ounces, up approximately 3% from 6.7 million ounces in 2006. Net of recoveries from recycled catalytic converters, auto manufacturers consumed approximately 50%

BLU-RAY DISCS & HIGH DEF TELEVISION SCREENS



Panasonic Realizes '100-Year Durable' 4-Layer BD-R Disc Supporting 2x Writing Speed

Matsushita Electric Industrial Co., Ltd. has developed a 4-layer Blu-ray Disc (BD) medium using Te-O-Pd film for inorganic recording layers. Total capacity reaches 100 GB with each layer having 25 GB storage capacity. This is the company's first report of four-layer BD discs. By revising a Te-O-Pd composite proportion, the company reportedly achieved durability that allows data playback after 100 years.

Te-O-Pd film is an inorganic material, which Matsushita considers the cornerstone of its multilayer technology focusing on the material's high transmittance that makes it easy to increase the number of layers and low solubility that gives minor impact to the environment. In Te-O-Pd, substance transmittance, crystallization speed and durability depend on a composition ratio of these three elements. Matsushita said it discovered a ratio that realizes "100-year durability" (a company spokesperson), while achieving transmittance needed to create a four-layer disc and fast crystallization required for 2x writing speed. The company is yet to determine commercialization schedule, but seems to have developed the disc aimed at long-term storage (archive) applications, in particular.

When replaying data, which was written at 2x speed, at 1x speed, the prototype disc marked a maximum jitter of 8.5%. In addition, calculation using acceleration test results showed that the jitter degrades by 2% after more than 100 years at a temperature of 30 degrees and a humidity of 85%, or after more than 1,000 years at 25 degrees and 55%.

PLATINUM SUPPLY BY REGION 1998-2007


South Africa
Russia
North America
Other
7
6
5
4
3
2
1
0
98
99
00
01
02
03
04
05
06
07

PLATINUM DEMAND BY APPLICATION 1998-2007


Autocatalyst (net)
Jewelery
Industrial
Investment
7
6
5
4
3
2
1
0
98
99
00
01
02
03
04
05
06
07

or 3.35 million ounces of platinum for use in catalytic converters, up slightly from 3.29 million ounces in 2006. Growth in automotive use far exceeded recovery from spent converters, which increased marginally to 885,000 ounces from 855,000 ounces in 2006. Jewelry demand, constrained by high prices, decreased again to 1.595 million ounces in 2007, compared with 1.620 million ounces in 2006. Industrial demand for platinum grew in 2007 to 1.91 million ounces, up from 1.87 million ounces in 2006. Other industrial uses of platinum include the production of data storage disks, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, high-octane gasoline and fuel cells.

Worldwide annual platinum production in 2007 was 6.66 million ounces, compared to 6.80 million ounces in 2006. In 2006, demand exceeded supply by 265,000 ounces keeping the fundamentals tight and driving the platinum price to historic levels.

Demand for platinum in the automobile catalyst sector is forecast to continue to rise. In Europe the market for diesel cars now exceeds 50% and catalyzed soot filters for treating diesel particulate matter are required in order to comply with new legislation. The fundamentals for platinum suggest a market in modest shortfall for 2007, with demand remaining slightly ahead of supply, as usage for jewelry continues to fall and demand for diesel catalysts increases worldwide.

Rhodium:

In 2007 demand for rhodium was 808,000 ounces compared with 841,000 ounces in 2006. Net of recycling volumes, auto manufacturers consumed 84% or 682,000 ounces in 2007, down slightly from 698,000 ounces in 2006, for use in catalytic converters. Growth in automotive use was met by an increase in recovery from spent converters which grew to 179,000 ounces from 169,000 ounces in 2006. Glass demand fell to 38,000 ounces in 2007, compared with 65,000 ounces in 2006.

Worldwide annual rhodium production in 2007 was 804,000 ounces compared to 824,000 ounces in 2006. In 2007, demand exceeded supply by about 4,000 ounces, leading rhodium's market price during 2007 to be the most volatile of the precious metals.

The fundamental outlook for rhodium appears to remain in deficit, with demand narrowly exceeding supply. This slight deficit is exacerbated by to the lack of inventory, the inelasticity in supply from mined sources where rhodium is produced as a by-product, and the inelasticity in demand from the automotive sector where rhodium is required to meet tightening emission controls. Gross purchases of rhodium for exhaust catalysts by automobile manufactures continue to increase despite abundant incentive to thrift down rhodium use, due to growing production of vehicles worldwide and to tightening of global emissions legislation.

RHODIUM SUPPLY BY REGION

Total in 2007: 808,000 oz


South Africa 87%
Russia 9%
North America 2%
Other 2%

RHODIUM DEMAND BY APPLICATION

Total in 2007: 808,000 oz


Auto (net) 84%
Glass 5%
Chemical 7%
Other 4%

ORE RESERVES

*Proven and Probable J-M Reef Ore Reserves**

	December 31, 2007 Tons (000)	Oz/Ton Pd+Pt	Ounces (000)	December 31, 2006 Tons (000)	Oz/Ton Pd+Pt	Ounces (000)	% change in tons
Stillwater Mine							
Proven Reserves	2,784	0.65	1,796	2,775	0.66	1,818	0.3%
Probable Reserves	14,360	0.61	8,791	15,539	0.63	9,749	-7.6%
Total Stillwater Mine	17,144	0.62	10,586	18,314	0.63	11,567	-6.4%
East Boulder Mine							
Proven Reserves	2,017	0.46	921	2,011	0.45	902	0.3%
Probable Reserves	20,868	0.46	9,660	22,116	0.48	10,579	-5.6%
Total East Boulder Mine	22,885	0.46	10,581	24,127	0.48	11,481	-5.1%
Total Proven Reserves	**4,800**	**0.57**	**2,717**	4,786	0.57	2,721	0.3%
Total Probable Reserves	**35,228**	**0.52**	**18,451**	37,656	0.54	20,327	-6.4%
Total Proven and Probable Reserves	**40,028**	**0.53**	**21,167**	42,442	0.54	23,048	-5.7%

* *In evaluating ore reserves at December 31, 2007, the Company has used the trailing 12-quarter combined average PGM market price of $476.92 which consists of a palladium price of $292.08 and a platinum price of $1,114.35.*

*Mineralized J-M Reef Material***

	December 31, 2007 Tons (000)	Oz/Ton Pd +Pt
Stillwater Mine		
Mineralized J-M Reef Material	58,000	0.49
East Boulder Mine		
Mineralized J-M Reef Material	62,600	0.46
Total Mineralized Material	**120,600**	**0.47**

***Mineralized Material- A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals. The mineralized material does not qualify as a reserve until comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.*

The calculation of ore reserves as of December 31, 2007 resulted in the Company replacing tonnage mined at both mines during the year and an overall 0.3% increase in proven ore reserve tonnage as compared to year-end 2006. The increase in proven ore reserves occurred at both the Stillwater and East Boulder Mines due to active programs of primary development and diamond drilling in 2007.

At the Stillwater Mine near Nye, Montana, as of December 31, 2007, proven and probable ore reserves total 17.1 million tons at a grade of 0.62 ounce per ton, containing 10.6 million ounces of palladium and platinum at an in-situ 3.49 to 1 ratio. During 2007, despite the slight growth in proven reserve tons, the proven ore reserve ounces decreased 1.2%, to 1.8 million contained ounces of palladium and platinum.

At the nearby East Boulder Mine south of Big Timber, Montana, proven and probable ore reserves now total 22.9 million tons at a grade of 0.46 ounce per ton, containing 10.6 million ounces of palladium and platinum at an in-situ ratio of 3.60 to 1. During 2007, the proven ore reserve ounces increased 2.1%, to 0.921 million ounces of palladium and platinum.

2008 OPERATING PLAN

In 2008, we will continue to advance our safety processes by sponsoring external safety audits as a check on the effectiveness of our G.E.T. Safe management process.

The Company expects total PGM production to increase to between 550,000 ounces and 565,000 ounces at a total consolidated cash cost of $355 to $375 per ounce.

Work on balancing the use of selective mining with more mechanized methods will continue into 2008. This means we will continue to focus on increasing captive cut-and-fill methods above current 2007 rates as our miner experience levels grow. Likewise, mechanized ramp-and-fill mining will also be expanded as an intermediate option for those areas with wider reef widths but with insufficient continuity for bulk long-hole stoping. Finally, where practical we will continue to employ long-hole stoping as the method best suited for the more consistent and larger ore zones. Rather than focusing on specific rates of increase or decrease by method during 2008, we will focus on matching the mining method to localized reef conditions and adapt our practices as needed.



New ventilation upgrade enhances infrastructure at East Boulder.

Work will continue on developing infrastructure, with 40,000 feet of primary development and 568,000 feet of diamond drilling planned to further expand proven reserves and support the future higher production goals.

In view of our ongoing mine transformation and tight market for experienced miners, we will continue with our expanded miner training programs. Our goal continues to be to provide sufficient trained miners, thereby using internal resources to support our long-term production goals.

The Company's capital expenditures are expected to be approximately $110 million for 2008, with $52 million at the Stillwater Mine, $28 million at East Boulder and $30 million for processing and support. The Company is continuing to focus on extending the developed state and infrastructure of both mines and increasing the number of areas which will use selective mining. We have engineered, and during 2008 will now construct a second smelting furnace to meet continued growth in mine concentrate and recycling materials and cover us against catastrophic furnace failures.

OUTLOOK

Markets

Demand for metal, and metal prices in general, since the end of 2003 have achieved heights that almost no one could have forecasted, even those of us who for years have carefully monitored China's emerging economy. Faced today with a weakened United States economy, the reality of a significant China economy – along with those of India, Brazil and Russia – has changed the economic landscape such that it may be even more difficult to project world economic activity in the coming months and years. Demand, as we publish this report, has not yet slackened appreciably for any metal commodity, and the creaking infrastructure that has attempted to supply ever increasing demand since 2003 is now seeing strains, so much so that sharply rising metal prices remain the critical rationing mechanism.

Such is the case we find ourselves in at the moment with PGMs and it appears that such higher prices could be maintained over the relevant future. That said – just a word of caution. Should prices remain at these lofty levels the world will have a powerful incentive to reduce

its dependency on PGMs and commodities in general.

Nevertheless, at the current high PGM price levels, Stillwater's financial results should be very strong and provide both time and resources for the Company to advance its strategic initiatives.

I have reported already on our progress towards the realization of our strategic initiates. In conclusion, let me once again summarize where we stand.

Transforming Our Mines:

While the transformation continues, given the disappointing operating report for 2007 and the degree of difficulty in building and retaining a skilled miner workforce, realization of projected higher production levels will be longer in coming than previously reported. Nevertheless, we remain committed to its promise.

Marketing Palladium for Jewelry:

The emergence of palladium in jewelry, first reported by Stillwater in our 2004 annual report, continues to advance with palladium jewelry ever more widely known and accepted. The emergence has been and continues to be driven largely by palladium's relative affordability, given unprecedented prices for gold and platinum. Nevertheless, palladium is now becoming an established option for jewelers and customers alike. The jewelry industry is no longer in the dark about the rare, precious and luxurious nature of palladium, although we have further to go in working with the end customer. The PGM industry's recent embrace of Stillwater's palladium jewelry leadership should now provide adequate resources to market palladium jewelry more broadly on the retail level, something that previously was beyond our means. This promise of additional professional and financial support for retail marketing of palladium is gratifying.

Diversifying and Growing Operations:

Aside from our organic efforts to grow mine production and recycling, and our embryonic exploration investments, there is nothing further to report at this time. We continue to examine and pursue various ideas to leverage PGM value creation and/or to grow the Company, which will be reported upon as and when appropriate. Be assured that we continue to believe diversification and growth are important to sustaining Stillwater in the long term and we continue to address opportunities as they arise.



Balancing selective mining and mechanized methods continues.

Finally

We are highly appreciative of our workforce for their continued understanding and forbearance as we work to make Stillwater Mining Company a strong and vibrant institution. We appreciate our suppliers, our customers, the communities in which we operate and our great neighbors. An organization cannot long operate without consideration for these remarkable endowments. Thank you.

FRANK MCALLISTER
Chairman and Chief Executive Officer
Stillwater Mining Company
March 12, 2008

Stillwater Mining Company is Committed to:

HEALTH AND SAFETY –

Safety First; Production will follow.

- ***Best Safety Practices*** in eliminating hazards or exposures which could result in personal injuries or illnesses, fires, explosions, hazardous substance discharges, property damage or security losses.
- ***A Safe Work Environment*** beneficial to personal health, mental alertness, and safety awareness in accordance with the International Safety Rating System, industry practices and in full compliance with regulatory requirements.
- ***Safety Management Practices*** patterned after time-tested methods and known as GET Safe, with which we Guide, Educate and Train employees to work safe and effectively. Daily monitoring and procedural audits insure safety compliance. Critical Task Analysis is utilized to systematically examine and reengineer, as necessary, each work task. Specialized training in loss control is employed as a critical element in advancing safety excellence.
- ***Safety Effectiveness*** monitored by a Board level committee, which reviews health and safety effectiveness and regulatory compliance. Initiatives have been instrumental in consistent safety improvement and in reducing reportable injury incidence rates below the average of that for underground metal mines in the United States.
- ***Beyond Stillwater*** the Company is active in an initiative to create a culture of health and safety outside the work place and to assist other companies in developing safe work practices.

ENVIRONMENTAL MANAGEMENT –

Beyond Compliance; A proactive approach

- ***Best Environmental Practice*** going well beyond regulatory compliance, setting high standards for our operating facilities and focused on protection of natural resources. Work is progressing to formalize our environmental initiatives in a comprehensive environmental management and audit system, enhancing our proactive approach.
- ***Environmental Innovation*** utilizing new technologies and initiatives to advance environmental and social responsiveness; including, state of the art water and waste treatment, air emission controls, visual mitigation, interim reclamation design, wildlife enhancements and social initiatives. Smelter emissions set the industry standard for "clean" as demonstrated by extremely low sulfur dioxide emissions.
- ***Recycling Waste Streams and Spent PGM Catalytic Materials*** in order to conserve natural resources while providing for a cleaner environment.
- ***Setting the Industry Standard*** with exemplary environmental management, unparalleled compliance record, innovative technologies, forward-thinking initiatives and a transparent and open approach to "neighboring" and public relations. Initiatives have been recognized by organizations representing the full spectrum of the environmental community from the U.S. Department of the Interior to the Northern Plains Resource Council.
- ***Environmental Effectiveness*** monitored by a Board level committee, which reviews environmental management effectiveness and regulatory compliance.
- ***Improving Energy Efficiency*** through evaluating and reducing the utilization of energy. The process is expected to provide measures with which to compare our record to that of other precious metal mining companies.

COMMUNITY RELATIONSHIPS –

Collaborative Long-term Commitment

- ***Social Accountability*** through our precedent-setting Good Neighbor Agreement which provides a framework for cooperation and public participation in the oversight of our environmental compliance.
- ***Collaborative Community Relationships*** in which Company development plans are shared, thereby providing the opportunity to address social and economic impacts in a collaborative way.
- ***Monitoring of Local Social-economic Conditions*** to evaluate our impact on local communities, to assist in the equitable distribution of Montana Hard Rock Mine tax revenues based on employee place of residence and to provide resources to address future community needs.
- ***Charitable Giving and Educational Support*** for community projects, cultural events, emergency services, youth activities, and education. College scholarships are available for dependants of employees and other qualifying students. Charitable giving for the social and economic well being of local communities is designed to enhance the quality of life for employees, their families and the general neighboring public.

CORPORATE INFORMATION

GENERAL COMPANY DATA

Board of Directors

FRANCIS R. MCALLISTER, 65
Chairman of the Board and Chief Executive Officer

CRAIG L FULLER, 57 [2, 3]
Executive Vice President and member of APCO Worldwide International Advisory Council
Chairman and Chief Executive Officer The Fuller Company
Former President and Chief Executive Officer, National Association of Chain Drug Stores

PATRICK M. JAMES, 62 [1, 3, 5]
Lead Director,
Professional Corporate Director,
Former President and Chief Executive Officer, Rio Algom, Inc.

STEVEN S. LUCAS, 42 [1, 2]
Attorney, Nielsen, Merksamer, Parrinello, Mueller & Naylor

JOSEPH P. MAZUREK, 58 [2, 3]
Partner, Crowley, Haughey, Hanson, Toole & Dietrich, P.L.L.P.
President of Montana Senate 1991-1993
Former Attorney General, State of Montana

SHERYL K. PRESSLER, 57 [1, 4]
Self-employed investment and strategy consultant,
Former Chief Executive Officer, Lend Lease Real Estate Investment and former Chief Investment Officer for California Public Employees' Retirement System

THE HONORABLE DONALD W. RIEGLE, JR., 70 [4, 5]
Chairman of Government Relations, APCO Worldwide Inc.

TODD D. SCHAFER, 46 [4, 5]
Partner, Hogan & Hartson L.L.P.

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee
4 Safety, Health and Environmental Committee
5 Ore Reserve Committee

Officers

FRANCIS R. MCALLISTER, 65
Chairman of the Board and Chief Executive Officer

GREG R. STRUBLE, 50
Executive Vice President and Chief Operating Officer

JOHN R. STARK, 55
Vice President, Human Resources, Secretary and Corporate Counsel

GREGORY A. WING, 58
Vice President and Chief Financial Officer,

TERRELL I. ACKERMAN, 54
Vice President, Planning and Process Operations

Annual Meeting
Thursday May 8, 2008, 1:30 p.m. MDT
ZooMontana
2100 S Shiloh Rd
Billings, MT 59106

Investor Relations Contact and Shareholder Inquiries
DAWN E. MCCURTAIN
Phone: (406) 373-8700

Transfer Agent and Registrar
Computershare Investor Services
350 Indiana Street
Suite 800
Golden, CO 80401
Phone: 800-962-4284
Phone: (303) 262-0600
Fax: (303) 262-0700
www.computershare.com

Form 10-K
The Company will provide the Stillwater Mining Company Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, upon request. Requests should be sent to the corporate headquarters.

Employees
The total number of employees as of December 31, 2007 was 1,625.

Shareholders
As of March 31, 2008, shareholders of record were 355.

Corporate Securities
Shares of Stillwater Mining Company common stock are traded on the New York Stock Exchange under the symbol SWC.

Share Price Statistics

2007	High	Low
First Quarter	$ 14.98	10.89
Second Quarter	16.47	10.62
Third Quarter	12.43	7.93
Fourth Quarter	11.86	8.42
2006	**High**	**Low**
First Quarter	$ 17.33	11.62
Second Quarter	19.00	10.23
Third Quarter	13.10	7.89
Fourth Quarter	14.10	7.95

Dividend Policy
Stillwater Mining Company does not pay a dividend as it chooses to retain all earnings from operations for use in expanding and developing its business. Payment of dividends in the future will be at the discretion of the Company's Board of Directors.

News Releases
The Company's new releases, including earnings announcements, are available on the Company's web site.

Web Site
For more information about the Company, please visit our Web site at www.stillwatermining.com. Management's conference calls reviewing quarterly results are carried on the web site under the Investor Relations section, Presentations heading. Please refer to the Web site for the schedule of quarterly results announcements.



From left to right: *Gregory A. Wing, John R. Stark, Frank R. McAllister, Greg R. Struble, and Terrell I. Ackerman.*

STILLWATER
MINING COMPANY

